

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Brian Mitts
Chief Financial Officer
NexPoint Real Estate Finance, Inc.
2515 McKinney Avenue, Suite 1100
Dallas, TX 75201

> **Re: NexPoint Real Estate Finance, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 25, 2021**
> **Form 10-Q for the quarterly period ended June 30, 2021**
> **Filed August 3, 2021**
> **File No. 001-39210**

Dear Mr. Mitts :

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction